Filed by LiveWire Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Harley-Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No.: 001-09183

Date: September 16, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2022

AEA-Bridges Impact Corp.

(Exact Name Of Registrant as Specified In Charter)

Cayman Islands	001-39584	98-1550961
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman	KY1-1102
(Address Of Principal Executive Offices)	(Zip Code)

(Registrant’s Telephone Number, Including Area Code): +1 345 814 5825

Not Applicable

Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IMPX.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	IMPX	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IMPX WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On September 16, 2022, AEA-Bridges Impact Corp. (“ABIC” or the “Company”) held an extraordinary general meeting of its shareholders (the “General Meeting”), at which holders of 35,761,579 ordinary shares held of record as of May 6, 2022, the record date for the General Meeting, were present in person or by proxy, representing approximately 71.52% of the voting power of the Company’s shares as of the record date for the General Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the definitive proxy statement/prospectus of the Company, which was filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2022 (the “Proxy Statement”). A summary of the voting results at the General Meeting is set forth below:

The shareholders approved the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, each Governing Documents Proposal and the Incentive Plan Proposal (each as defined in the Proxy Statement).

The voting results for each proposal were as follows:

The Business Combination Proposal

For	Against	Abstain
33,591,921	2,162,927	6,731

The Domestication Proposal

For	Against	Abstain
33,594,047	2,161,767	5,765

The Charter Proposal

For	Against	Abstain
33,590,360	2,163,427	7,792

The Governing Documents Proposal A

For	Against	Abstain
27,809,927	4,974,441	2,977,211

The Governing Documents Proposal B

For	Against	Abstain
27,777,132	5,006,944	2,977,503

The Governing Documents Proposal C

For	Against	Abstain
27,744,702	5,049,666	2,967,211

The Governing Documents Proposal D

For	Against	Abstain
27,810,696	4,971,669	2,979,214

The Incentive Plan Proposal

For	Against	Abstain
33,529,854	2,230,212	1,513

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.

Based on the results of the General Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement (as amended, the “Business Combination Agreement”), dated as of December 12, 2021, by and among the Company, LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.) (“HoldCo”), LW EV Merger Sub, Inc., Harley-Davidson, Inc. and LiveWire EV, LLC, including the Domestication and the Merger (as such terms are defined in the Proxy Statement), are expected to be consummated on September 26, 2022. Following the consummation of the Transactions, the common stock and warrants of HoldCo are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the symbols “LVWR” and “LVWR WS,” respectively, on September 27, 2022.

Additional Information

In connection with the Business Combination, HoldCo and ABIC have filed a registration statement on Form S-4 (File No. 333-262573) (as may be amended from time to time, the “Registration Statement”) as co-registrants that includes a definitive proxy statement/prospectus of ABIC and a definitive prospectus of HoldCo relating to the Business Combination. After the Registration Statement was declared effective, the definitive proxy statement/prospectus was mailed to shareholders of ABIC as of May 6, 2022, the record date established for voting on the Business Combination. This report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. HoldCo, ABIC and H-D may also file other documents with the SEC regarding the Business Combination. ABIC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about H-D, LiveWire, HoldCo, ABIC and the Business Combination. Shareholders and other interested persons are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, Cayman Islands KY1-1102.

Participants in the Solicitation

ABIC, H-D, LiveWire and their respective directors and officers may be deemed participants in the solicitation of proxies of ABIC’s shareholders in connection with the Business Combination. ABIC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ABIC. A description of their interests in ABIC is contained in ABIC’s final prospectus related to its initial public offering, dated October 1, 2020 and in ABIC’s and HoldCo’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ABIC shareholders in connection with the Business Combination and other matters voted upon at the ABIC shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement. Shareholders are also able to obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning H-D’s, LiveWire’s or ABIC’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on H-D’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against H-D, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy the other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of the combined company or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) H-D’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by H-D, HoldCo or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Disclaimer

This report relates to a proposed business combination between LiveWire and ABIC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 16, 2022	AEA-BRIDGES IMPACT CORP.

	By:	/s/ John Garcia
	Name:	John Garcia
	Title:	Chair and Co-Chief Executive Officer